Nasdaq Regulation

Nasdaq

Yolanda Goettsch

Vice President

Listing Qualifications

By Electronic Mail

February 18, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 18, 2020 The Nasdaq Stock Market (the "Exchange") received from Brookfield Property Partners L.P. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

5.750% Class A Cumulative Redeemable Perpetual Preferred Units, Series 3

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

